FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2017

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated May 11, 2017;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended March 31, 2017; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 3-Month Period ended March 31, 2017.

May 11, 2017

For immediate release

QUEBECOR INC. ANNOUNCES 22.2% INCREASE IN QUARTERLY DIVIDEND AND REPORTS

CONSOLIDATED RESULTS FOR FIRST QUARTER 2017

Montréal, Québec – Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its consolidated financial results for the first quarter of 2017 and announced a 22.2% increase in its quarterly dividend. Quebecor consolidates the financial results of its Quebecor Media Inc. (“Quebecor Media”) subsidiary, in which it holds an 81.1% interest.

Highlights

First quarter 2017

➢	Revenues: $996.4 million, up $21.0 million (2.2%) from the same period of 2016.

➢	Adjusted operating income:[1] $365.1 million, up $10.4 million (2.9%).

➢	Net loss attributable to shareholders: $0.2 million in the first quarter of 2017, compared with net income attributable to shareholders of $69.9 million ($0.57 per basic share) in the same period of 2016, an unfavourable variance of $70.1 million ($0.57 per basic share), including the $80.5 million unfavourable impact of losses and gains on embedded derivatives related to convertible debentures.

➢

Adjusted income from continuing operating activities:[2] $70.9 million ($0.58 per basic share) in the first quarter of 2017, compared with $67.7 million ($0.55 per basic share) in the same period of 2016, an increase of $3.2 million ($0.03 per basic share) or 4.7%.

➢	Quarterly dividend on the Corporation’s Class A Multiple Voting Shares (“Class A Shares”) and Class B Subordinate Voting Shares (“Class B Shares”) increased 22.2% from $0.045 to $0.055 per share.

➢	Telecommunications segment grew its revenues by $27.4 million (3.5%) and its adjusted operating income by $18.4 million (5.1%) in the first quarter of 2017.

➢	Videotron Ltd. (“Videotron”) significantly increased its quarterly revenues from mobile telephony ($26.5 million or 22.8%), Internet access ($8.8 million or 3.6%), business solutions ($5.8 million or 22.7%), and the Club illico over-the-top video service (“Club illico”) ($1.3 million or 16.9%).

➢	Videotron’s average monthly revenue per user[3] (“ARPU”) up $8.11 (5.7%) from $141.37 in the first quarter of 2016 to $149.48 in the first quarter of 2017.

➢

Net increase of 30,000 revenue-generating units[4] (0.5%) in the first quarter of 2017, including 27,000 connections to the mobile telephony service, 15,300 subscriptions to the cable Internet access service and 9,800 memberships in Club illico.

“Videotron, which is now positioned as one of the leading mobile carriers in Québec, posted another excellent performance” noted Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “The steady uptrend in Videotron’s numbers has been driven by its high-growth products and services, led by mobile telephony, Internet access, business solutions and Club illico.”

[1]	See “Adjusted operating income” under “Definitions.”
[2]	See “Adjusted income from continuing operations” under “Definitions.”
[3]	See “Key performance indicator”
[4]	The sum of subscriptions to the cable television, cable Internet access and Club illico services, plus subscriber connections to the cable and mobile telephony services.

“During the 12-month period ended March 31, 2017, our mobile telephony service added 125,200 subscriber connections, a 15.7% increase,” commented Manon Brouillette, President and Chief Executive Officer of Videotron. “Those gains were realized while we exhibited a significant growth of our mobile service’s ARPU to $52.64 in the first quarter of 2017, up 6.0% year over year. Videotron’s cable Internet access service increased its subscriber base by 50,000 or 3.2% in the 12-month period ended March 31, 2017, the largest 12-month growth since 2013. Videotron Business Solutions also continued to grow, demonstrating the soundness of our strategic decision to invest in our data centres and Fibrenoire inc. We can now assemble and offer a full line of products and services for the benefit of our business customers in Québec.

“Lastly, Videotron was ranked the most respected telecommunications company in Québec for the 12th consecutive year. Being part of the daily lives of millions of households and businesses across Québec that place their trust in us, we have built a strong relationship with our customers. We are gratified by our top ranking, which we owe to our 6,500 dedicated employees.”

“In the Media segment, the broadcasting business increased its revenues by $4.8 million or 4.5% and improved its adjusted operating income by $4.6 million,” observed Julie Tremblay, President and Chief Executive Officer of Media Group. “The positive results reflect the impact of higher subscription revenues at TVA Sports, higher advertising revenues at TVA Network and TVA Sports, and cost reductions yielded by restructuring initiatives. It is the second consecutive quarter of year-over-year increases in advertising revenues for TVA Network, indicating the positive impact of our programming strategy, the value of our content and the effectiveness of our multiplatform offerings. However, the Media segment’s overall results were impacted by decreased revenues and adjusted operating income from film production and audiovisual services, which had unusually high volume in the first quarter of 2016. Meanwhile, cost-cutting initiatives in the magazine publishing business paid off and mitigated the negative impact of the revenue decrease. We are continuing our efforts to reduce operating expenses and are working on a plan to promote our strongest mastheads in order to improve the profitability of the magazine business.

“On the business development front, Quebecor’s Media Group formed a partnership with Tuango Inc. (“Tuango”), Québec’s largest online promotional network. Under the agreement, Quebecor’s Media Group will be able to sell advertising space in its media properties in exchange for goods and services, from which it will be able to derive revenues by reselling them on Tuango,” Ms. Tremblay added.

In the Sports and Entertainment segment, Event Management Gestev inc. (“Gestev”) announced the acquisition of Wasabi atelier expérientiel on April 4, 2017. The transaction expands Gestev’s experiential marketing and sponsorship activation capabilities and extends its reach in the Montréal market.

Quebecor Media and Videotron have carried out a number of financial transactions since the end of 2016. “The redemption of Senior Notes and issuance of Notes at more advantageous interest rates will generate approximately $15.0 million in annual savings in interest on the debt,” said Jean-François Pruneau, Senior Vice President and Chief Financial Officer of Quebecor. “In the first quarter, Quebecor’s net income was affected by an unfavourable variance related to convertible debentures, caused by the 9.9% increase in the price of Quebecor shares in the first three months of 2017.”

The Board of Directors of Quebecor reviewed its dividend payment policy again. In view of the Corporation’s financial profile, including its capacity to generate cash flows and its strong balance sheet, the Board approved a 22.2% increase in the quarterly dividend on Class A and Class B shares from $0.045 to $0.055. Since the first quarter of 2015, the quarterly dividend has been hiked three times, adding up to a cumulative 120.0% increase for the Corporation’s shareholders. “We remain very upbeat about the Corporation’s cash flow growth prospects,” said Jean-François Pruneau.

“The Corporation is reaping the benefits of its investments of recent years in activities with high growth and profitability potential and remains in an excellent position to create shareholder value,” concluded Pierre Karl Péladeau.

Table 1

Quebecor first quarter financial highlights, 2013 to 2017

(in millions of Canadian dollars, except per share data)

	2017	2016	2015	2014	2013
Revenues	$996.4	$975.4	$929.0	$876.1	$855.0
Adjusted operating income	365.1	354.7	339.2	335.0	312.6
(Loss) income from continuing operating activities attributable to shareholders	(0.2)	69.9	31.5	38.6	(3.9)
Net (loss) income attributable to shareholders	(0.2)	69.9	29.4	39.1	(6.5)
Adjusted income from continuing operating activities	70.9	67.7	41.4	45.1	33.0
Per basic share:
(Loss) income from continuing operating activities attributable to shareholders	—	0.57	0.26	0.32	(0.03)
Net (loss) income attributable to shareholders	—	0.57	0.24	0.32	(0.05)
Adjusted income from continuing operating activities	0.58	0.55	0.34	0.37	0.27

2017/2016 first quarter comparison

Revenues: $996.4 million, a $21.0 million (2.2%) increase.

•	Revenues increased in Telecommunications ($27.4 million or 3.5% of segment revenues) and in Sports and Entertainment ($1.1 million or 10.7%).

•	Revenues decreased in Media ($10.3 million or -4.7%).

Adjusted operating income: $365.1 million, a $10.4 million (2.9%) increase.

•	Adjusted operating income increased in Telecommunications ($18.4 million or 5.1% of segment adjusted operating income). There was a favourable variance in Sports and Entertainment ($0.7 million).

•

There were unfavourable variances in Media ($0.2 million or -7.4%) and at Head Office ($8.5 million). The change at Head Office was essentially due to higher compensation costs, including the stock-based compensation charge.

•

The change in the fair value of Quebecor Media stock options resulted in a $0.7 million favourable variance in the stock-based compensation charge in the first quarter of 2017 compared with the same period of 2016. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $4.6 million unfavourable variance in the Corporation’s stock-based compensation charge in the first quarter of 2017.

Net loss attributable to shareholders: $0.2 million in the first quarter of 2017, compared with net income attributable to shareholders in the amount of $69.9 million ($0.57 per basic share) in the same period of 2016, an unfavourable variance of $70.1 million ($0.57 per basic share).

•	The unfavourable variance was mainly due to:

•	$79.0 million unfavourable variance in losses and gains on valuation and translation of financial instruments, including $80.5 million without any tax consequences;

•	$15.6 million unfavourable variance in loss on debt refinancing in the first quarter of 2017;

•	$8.1 million increase in the depreciation and amortization charge.

Partially offset by:

•	$18.8 million favourable variance in restructuring of operations, litigation and other items;

•	$10.4 million increase in adjusted operating income;

•	$3.7 million decrease in financial expenses.

Adjusted income from continuing operating activities: $70.9 million ($0.58 per basic share) in the first quarter of 2017, compared with $67.7 million ($0.55 per basic share) in the same period of 2016, an increase of $3.2 million ($0.03 per basic share).

Financial transactions

•

May 4, 2017, Videotron transferred all then-existing commitments under its unsecured revolving credit facility to its secured revolving credit facility, hence increasing its secured facility from $630.0 million to $965.0 million and terminating its unsecured facility.

•

On May 1, 2017, Quebecor Media redeemed the entirety of its outstanding 7.375% Senior Notes issued on January 5, 2011 and maturing on January 15, 2021, in the aggregate principal amount of $325.0 million, at a redemption price of 102.458% of their principal amount, in accordance with a notice issued on March 31, 2017.

•

On May 1, 2017, Videotron redeemed $125.0 million aggregate principal amount of its outstanding 6.875% Senior Notes issued on July 5, 2011 and maturing on July 15, 2021 at a redemption price of 103.438% of their principal amount, in accordance with a notice issued on March 31, 2017. The repurchase followed the redemption on January 5, 2017 of a first $175.0 million tranche of the Notes, in accordance with a notice issued on December 2, 2016.

•

On April 13, 2017, Videotron issued US$600.0 million aggregate principal amount of 5.125% Senior Notes maturing on April 15, 2027, for net proceeds of $794.5 million, net of financing fees of $9.9 million.

Dividend

On May 10, 2017, the Board of Directors of Quebecor declared a quarterly dividend of $0.055 per share on its Class A Shares and Class B Shares, payable on June 20, 2017 to shareholders of record at the close of business on May 26, 2017. This dividend is designated an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Normal course issuer bid

On August 3, 2016, the Board of Directors of Quebecor authorized the renewal of its normal course issuer bid for a maximum of 500,000 Class A Shares, representing approximately 1.3% of issued and outstanding Class A Shares, and for a maximum of 2,000,000 Class B Shares, representing approximately 2.4% of issued and outstanding Class B Shares as of August 3, 2016. The purchases can be made from August 15, 2016 to August 14, 2017 at prevailing market prices on the open market through the facilities of the Toronto Stock Exchange or other alternative trading systems. All shares purchased under the bid will be cancelled.

In the first quarter of 2017, the Corporation purchased and cancelled 329,600 Class B Shares for a total cash consideration of $12.8 million (39,600 Class B Shares for a total cash consideration of $1.3 million in the first quarter of 2016). The $11.6 million excess of the purchase price over the carrying value of the repurchased Class B Shares was recorded as a reduction in retained earnings ($1.2 million in the first quarter of 2016).

Detailed financial information

For a detailed analysis of Quebecor’s first quarter 2017 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Corporation’s website at <www.quebecor.com/en/quarterly_doc_quebecor_inc> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its first quarter 2017 results on May 11, 2017, at 4:30 p.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 48006#. A tape recording of the call will be available from May 11 to August 11, 2017 by dialling 1 877 293-8133, conference number 1216457, access code for participants 48006#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/content/conference-call>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), new competition and Quebecor’s ability to retain its current customers and attract new ones, risks related to fragmentation of the advertising market, insurance risk, risks associated with capital investments (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with cybersecurity and the protection of personal information, risks associated with labour agreements, credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings, available at <www.sedar.com> and <www.quebecor.com>, including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2016.

The forward-looking statements in this press release reflect Quebecor’s expectations as of May 11, 2017, and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is headquartered in Québec. It holds an 81.07% interest in Quebecor Media, which employs more than 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports people working with more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our website: <www.quebecor.com>

Follow us on Twitter: <www.twitter.com/Quebecor>

Information:

Jean-François Pruneau	Martin Tremblay
Senior Vice President and Chief Financial Officer	Vice President, Public Affairs
Quebecor Inc. and Quebecor Media Inc.	Quebecor Media Inc.
jean-francois.pruneau@quebecor.com	martin.tremblay@quebecor.com
514 380-4144	514 380-1985

DEFINITIONS

Adjusted operating income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net income under International Financial Reporting Standards (“IFRS”), as net income before depreciation and amortization, financial expenses, (loss) gain on valuation and translation of financial instruments, restructuring of operations, litigation and other items, loss on debt refinancing and income tax. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments.

Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary. The Corporation’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 2 below provides a reconciliation of adjusted operating income to net income as disclosed in Quebecor’s condensed consolidated financial statements.

Table 2

Reconciliation of the adjusted operating income measure used in this press release to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2017	2016
Adjusted operating income (loss):
Telecommunications	$377.1	$358.7
Media	(2.9)	(2.7)
Sports and Entertainment	(0.1)	(0.8)
Head Office	(9.0)	(0.5)

	365.1	354.7
Depreciation and amortization	(169.8)	(161.7)
Financial expenses	(77.1)	(80.8)
(Loss) gain on valuation and translation of financial instruments	(72.4)	6.6
Restructuring of operations, litigation and other items	10.9	(7.9)
Loss on debt refinancing	(15.6)	—
Income taxes	(25.4)	(27.7)

Net income	$15.7	$83.2

Adjusted income from continuing operating activities

The Corporation defines adjusted income from continuing operating activities, as reconciled to net (loss) income attributable to shareholders under IFRS, as net (loss) income attributable to shareholders before (loss) gain on valuation and translation of financial instruments, restructuring of operations, litigation and other items, loss on debt refinancing, net of income tax related to adjustments and of net income attributable to non-controlling interest related to adjustments. Adjusted income from continuing operating activities, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operating activities to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of the financial results. Adjusted income from continuing operating activities is more representative for forecasting income. The Corporation’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted income from continuing operating activities to the net (loss) income attributable to shareholders measure used in Quebecor’s condensed consolidated financial statements.

Table 3

Reconciliation of the adjusted income from continuing operating activities measure used in this press release to the net (loss) income attributable to shareholders measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2017	2016
Adjusted income from continuing operating activities	$70.9	$67.7
(Loss) gain on valuation and translation of financial instruments	(72.4)	6.6
Restructuring of operations, litigation and other items	10.9	(7.9)
Loss on debt refinancing	(15.6)	—
Income taxes related to adjustments[1]	6.0	2.1
Net income attributable to non-controlling interest related to adjustments	—	1.4

Net (loss) income attributable to shareholders	$(0.2)	$69.9

[1]	Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

KEY PERFORMANCE INDICATOR

The Corporation uses ARPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly revenues per average basic customer from its cable television, Internet access, cable and mobile telephony services and Club illico. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing the combined revenues from its cable television, Internet access, cable and mobile telephony services and Club illico by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data) (unaudited)	Three months ended March 31
	2017	2016
Revenues	$996.4	$975.4
Employee costs	187.1	185.0
Purchase of goods and services	444.2	435.7
Depreciation and amortization	169.8	161.7
Financial expenses	77.1	80.8
Loss (gain) on valuation and translation of financial instruments	72.4	(6.6)
Restructuring of operations, litigation and other items	(10.9)	7.9
Loss on debt refinancing	15.6	—

Income before income taxes	41.1	110.9
Income taxes (recovery):
Current	3.4	38.2
Deferred	22.0	(10.5)

	25.4	27.7

Net income	$15.7	$83.2

Net (loss) income attributable to
Shareholders	$(0.2)	$69.9
Non-controlling interests	15.9	13.3

Earnings per share attributable to shareholders
Basic	$—	$0.57
Diluted	—	0.46

Weighted average number of shares outstanding (in millions)	121.6	122.5
Weighted average number of diluted shares (in millions)	121.6	143.6

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)	Three months ended March 31
	2017	2016
Net income	$15.7	$83.2

Other comprehensive loss:
Items that may be reclassified to income:
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments	(12.3)	10.1
Deferred income taxes	3.8	15.3

Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement loss	—	(78.0)
Deferred income taxes	—	21.0

	(8.5)	(31.6)

Comprehensive income	$7.2	$51.6

Comprehensive (loss) income attributable to
Shareholders	$(7.1)	$47.1
Non-controlling interests	14.3	4.5

QUEBECOR INC.

SEGMENTED INFORMATION

(in millions of Canadian dollars)
(unaudited)
Three months ended March 31, 2017
	Telecommuni- cations	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$799.9	$210.8	$11.4	$(25.7)	$996.4
Employee costs	100.6	63.9	3.1	19.5	187.1
Purchase of goods and services	322.2	149.8	8.4	(36.2)	444.2

Adjusted operating income[1]	377.1	(2.9)	(0.1)	(9.0)	365.1

Depreciation and amortization					169.8
Financial expenses					77.1
Loss on valuation and translation of financial instruments					72.4
Restructuring of operations, litigation and other items					(10.9)
Loss on debt refinancing					15.6

Income before income taxes					$41.1

Additions to property, plant and equipment	$161.8	$6.0	$0.1	$0.4	$168.3
Additions to intangible assets	33.6	1.1	—	0.4	35.1

Three months ended March 31, 2016
	Telecommuni- cations	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$772.5	$221.1	$10.3	$(28.5)	$975.4
Employee costs	99.1	69.7	4.4	11.8	185.0
Purchase of goods and services	314.7	154.1	6.7	(39.8)	435.7

Adjusted operating income[1]	358.7	(2.7)	(0.8)	(0.5)	354.7
Depreciation and amortization					161.7
Financial expenses					80.8
Gain on valuation and translation of financial instruments					(6.6)
Restructuring of operations, litigation and other items					7.9

Income before income taxes					$110.9

Additions to property, plant and equipment	$159.6	$13.7	$0.6	$0.3	$174.2
Additions to intangible assets	38.6	1.8	0.3	0.8	41.5

[1]

The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations, litigation and other items, loss on debt refinancing and income taxes.

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders				Equity attributable to non- controlling interests
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other com- prehensive loss		Total equity
Balance as of December 31, 2015	$325.6	$2.3	$82.2	$(111.2)	$353.1	$652.0
Net income	—	—	69.9	—	13.3	83.2
Other comprehensive loss	—	—	—	(22.8)	(8.8)	(31.6)
Dividends or distributions	—	—	(4.3)	—	(4.7)	(9.0)
Repurchase of Class B Shares	(0.1)	—	(1.2)	—	—	(1.3)

Balance as of March 31, 2016	325.5	2.3	146.6	(134.0)	352.9	693.3
Net income	—	—	124.8	—	40.8	165.6
Other comprehensive income	—	—	—	27.9	12.7	40.6
Dividends or distributions	—	—	(16.5)	—	(14.4)	(30.9)
Repurchase of Class B Shares	(2.2)	—	(19.2)	—	—	(21.4)

Balance as of December 31, 2016	323.3	2.3	235.7	(106.1)	392.0	847.2
Net (loss) income	—	—	(0.2)	—	15.9	15.7
Other comprehensive loss	—	—	—	(6.9)	(1.6)	(8.5)
Dividends or distributions	—	—	(5.5)	—	(4.7)	(10.2)
Repurchase of Class B Shares	(1.2)	—	(11.6)	—	—	(12.8)

Balance as of March 31, 2017	$322.1	$2.3	$218.4	$(113.0)	$401.6	$831.4

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended March 31
(unaudited)	2017	2016
Cash flows related to operating activities
Net income	$15.7	$83.2
Adjustments for:
Depreciation of property, plant and equipment	144.6	139.6
Amortization of intangible assets	25.2	22.1
Loss (gain) on valuation and translation of financial instruments	72.4	(6.6)
Loss on debt refinancing	15.6	—
Amortization of financing costs and long-term debt discount	1.8	1.6
Deferred income taxes	22.0	(10.5)
Other	1.3	1.5

	298.6	230.9
Net change in non-cash balances related to operating activities	(151.3)	(11.4)

Cash flows provided by operating activities	147.3	219.5

Cash flows related to investing activities
Business acquisitions	(5.6)	(119.3)
Business disposals	—	3.0
Additions to property, plant and equipment	(168.3)	(174.2)
Additions to intangible assets	(35.1)	(41.5)
Proceeds from disposals of assets	0.4	0.4

Cash flows used in investing activities	(208.6)	(331.6)

Cash flows related to financing activities
Net change in bank indebtedness	48.6	44.0
Net change under revolving facilities	197.4	65.9
Repayments of long-term debt	(183.7)	(2.6)
Settlement of hedging contracts	(0.1)	5.8
Repurchase of Class B Shares	(12.8)	(1.3)
Dividends or distributions paid to non-controlling interests	(4.7)	(4.7)

Cash flows provided by financing activities	44.7	107.1

Net change in cash and cash equivalents	(16.6)	(5.0)
Cash and cash equivalents at beginning of period	22.3	18.6

Cash and cash equivalents at end of period	$5.7	$13.6

Cash and cash equivalents consist of
Cash	$4.6	$11.8
Cash equivalents	1.1	1.8

	$5.7	$13.6

Interest and taxes reflected as operating activities
Cash interest payments	$42.3	$42.6
Cash income tax payments (net of refunds)	51.2	34.5

QUEBECOR INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	March 31	December 31
	2017	2016
Assets
Current assets
Cash and cash equivalents	$5.7	$22.3
Accounts receivable	500.8	525.4
Income taxes	19.7	6.9
Inventories	207.9	183.3
Prepaid expenses	75.8	53.0

	809.9	790.9
Non-current assets
Property, plant and equipment	3,586.9	3,605.1
Intangible assets	1,221.6	1,224.0
Goodwill	2,725.4	2,725.4
Derivative financial instruments	762.1	809.0
Deferred income taxes	26.6	16.0
Other assets	85.3	91.9

	8,407.9	8,471.4

Total assets	$9,217.8	$9,262.3

Liabilities and equity
Current liabilities
Bank indebtedness	$67.5	$18.9
Accounts payable and accrued charges	598.0	705.9
Provisions	50.1	69.3
Deferred revenue	345.7	339.7
Income taxes	2.0	35.2
Current portion of long-term debt	52.5	51.8

	1,115.8	1,220.8
Non-current liabilities
Long-term debt	5,605.0	5,616.9
Derivative financial instruments	1.4	0.3
Convertible debentures	500.0	500.0
Other liabilities	574.6	516.2
Deferred income taxes	589.6	560.9

	7,270.6	7,194.3
Equity
Capital stock	322.1	323.3
Contributed surplus	2.3	2.3
Retained earnings	218.4	235.7
Accumulated other comprehensive loss	(113.0)	(106.1)

Equity attributable to shareholders	429.8	455.2
Non-controlling interests	401.6	392.0

	831.4	847.2

Total liabilities and equity	$9,217.8	$9,262.3

Supplementary Disclosure

Quarter / 3-Month Period

Ended March 31, 2017

For additional information, please contact

Jean-François Pruneau, Senior Vice President and Chief Financial Officer,

at 514 380-4144, Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

March 31, 2017

Net Income Attributable to Shareholders

	1st Quarter		YTD
	2017	2016	2017	2016
Net income per share (basic)	$—	$0.57	$—	$0.57
Net income per share, before gains and losses on valuation and translation of financial instruments, and unusual items	$0.58	$0.55	$0.58	$0.55

Reconciliation of earnings per share

	1st Quarter		YTD
	2017	2016	2017	2016
Net income per share, before gains and losses on valuation and translation of financial instruments, and unusual items	$0.58	$0.55	$0.58	$0.55
Other adjusments[1]:
Unusual items	0.01	(0.04)	0.01	(0.04)
(Loss) gain on valuation and translation
of financial instruments	(0.59)	0.06	(0.59)	0.06

Total	(0.58)	0.02	(0.58)	0.02

Reported net income per share (basic)	$—	$0.57	$—	$0.57

[1]	After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

March 31, 2017

Debt

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Revolving credit facility due in 2019 (availability: $150)		—
Mortgage loan due in 2017		30.7

		$30.7

Quebecor Media Inc.
Revolving credit facility due in 2020 (availability: $300)		—
Term Loan B due in 2020		448.0
7 3/8% Senior Notes due in 2021		325.0
5 3/4% Senior Notes due in 2023		1,130.5
6 5/8% Senior Notes due in 2023		500.0

		2,403.5

Videotron Ltd.
Revolving credit facility due in 2021 (availability: $965)		398.8
Export Financing due in 2018		16.1
6 7/8% Senior Notes due in 2021		125.0
5% Senior Notes due in 2022		1,063.9
5 3/8% Senior Notes due in 2024		797.9
5 5/8% Senior Notes due in 2025		400.0
5 3/4% Senior Notes due in 2026		375.0

		3,176.7

TVA Group Inc.
Revolving credit facility due in 2019 (availability: $150)		6.7
Term Loan due in 2019		68.2

		74.9

Other debt		0.3

Total Quebecor Media Inc.		$5,655.4

TOTAL LONG TERM DEBT		$5,686.1

Bank indebtedness – QI		—
Bank indebtedness – QMI		67.5
Exchangeable debentures – QI		2.1
Convertible debentures (cost if settled in cash at maturity) – QI [1]		852.2
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) – QI [2]		—
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) – QMI [2]		(822.4)

Cash and cash equivalents :
Quebecor Inc.		0.2
Quebecor Media Inc.		5.5
Videotron Ltd.	$1.2
Other 100% owned subsidiaries	2.1
TVA Group Inc.	2.2

		$5.7

[1]

Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on March 31, 2017, subject to a floor price of $19.25 and a ceiling price of $24.0625.

[2]	Classified as “Derivative financial instruments" in Quebecor Media Inc. and Quebecor Inc.'s balance sheets.

TELECOMMUNICATIONS

Supplementary Disclosure

March 31, 2017

Operating Results

	2017	2016
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Revenue Generating Units ('000) [1]	5,795.4	5,765.4	5,703.1	5,648.4	5,665.3
Mobile Telephony Lines ('000)	920.9	893.9	867.7	828.9	795.7
Homes Passed ('000)	2,845.7	2,839.3	2,833.0	2,825.3	2,812.9
Cable Internet Subscribers ('000)	1,628.1	1,612.8	1,596.1	1,571.7	1,578.1
Penetration of Homes Passed	57.2%	56.8%	56.3%	55.6%	56.1%
Basic Subscribers ('000)	1,680.6	1,690.9	1,695.7	1,697.5	1,722.0
Penetration of Homes Passed	59.1%	59.6%	59.9%	60.1%	61.2%
Digital Set-Top Boxes ('000)	2,810.6	2,765.4	2,718.6	2,696.4	2,696.9
Digital Subscribers ('000)	1,595.1	1,587.1	1,570.8	1,559.8	1,568.9
Penetration of Homes Passed	56.1%	55.9%	55.4%	55.2%	55.8%
Cable Telephony Lines ('000)	1,241.3	1,253.1	1,265.1	1,284.0	1,304.3
Penetration of Homes Passed	43.6%	44.1%	44.7%	45.4%	46.4%
Over-the-Top Video Subscribers ('000)	324.5	314.7	278.5	266.3	265.2

	1st Quarter			YTD
	2017	2016	VAR	2017	2016	VAR
(in millions)
Revenues
Cable Television	$251.3	$260.4	-3.5%	$251.3	$260.4	-3.5%
Internet	250.5	241.7	3.6%	250.5	241.7	3.6%
Mobile Telephony	142.9	116.4	22.8%	142.9	116.4	22.8%
Cable Telephony	102.6	107.5	-4.6%	102.6	107.5	-4.6%
Business Solutions	31.4	25.6	22.7%	31.4	25.6	22.7%
Other	19.6	19.1	2.6%	19.6	19.1	2.6%

Videotron	798.3	770.7	3.6%	798.3	770.7	3.6%

Retail and Eliminations	1.6	1.8	-11.1%	1.6	1.8	-11.1%

Total Telecommunications Revenues	$799.9	$772.5	3.5%	$799.9	$772.5	3.5%

EBITDA
Videotron	$376.5	$358.1	5.1%	$376.5	$358.1	5.1%
Retail	0.6	0.6	0.0%	0.6	0.6	0.0%

Total Telecommunications EBITDA	$377.1	$358.7	5.1%	$377.1	$358.7	5.1%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$62.5	$58.9		$62.5	$58.9
Scalable Infrastructure	65.7	52.5		65.7	52.5
Line Extensions	9.3	13.0		9.3	13.0
Upgrade / Rebuild	16.3	16.0		16.3	16.0
Support Capital and Other	41.6	57.8		41.6	57.8

Total Telecommunications	$195.4	$198.2	-1.4%	$195.4	$198.2	-1.4%

Mobile Telephony ARPU	$52.64	$49.66		$52.64	$49.66
Total ARPU	$149.48	$141.37		$149.48	$141.37
Mobile Telephony Acquisition Costs	$400	$421

[1]

Revenue generating units are the sum of subscriptions to the cable television, cable Internet access and Club illico over-the-top video service, plus subscriber connections to the cable and mobile telephony services.

MEDIA

Supplementary Disclosure

March 31, 2017

Operating Results

	1st Quarter			YTD
	2017	2016	VAR	2017	2016	VAR
Lineage (‘000)
Paid Urban Dailies	5,489	6,655	-17.5%	5,489	6,655	-17.5%

(in millions)
Revenues
Advertising	$20.9	$25.3	-17.4%	$20.9	$25.3	-17.4%
Circulation	9.8	10.4	-5.8%	9.8	10.4	-5.8%
Digital	2.9	3.1	-6.5%	2.9	3.1	-6.5%
Other	11.7	11.1	5.4%	11.7	11.1	5.4%

Newspaper Publishing Revenues	45.3	49.9	-9.2%	45.3	49.9	-9.2%

Advertising	67.2	63.8	5.3%	67.2	63.8	5.3%
Subscription	32.2	29.2	10.3%	32.2	29.2	10.3%
Other	11.4	13.0	-12.3%	11.4	13.0	-12.3%

Broadcasting Revenues	110.8	106.0	4.5%	110.8	106.0	4.5%

Other [1]	54.7	65.2	-16.1%	54.7	65.2	-16.1%

Total Media Revenues	$210.8	$221.1	-4.7%	$210.8	$221.1	-4.7%

Urban Dailies	$33.8	$38.2	-11.5%	$33.8	$38.2	-11.5%
Portals	0.5	1.2	-58.3%	0.5	1.2	-58.3%
Other	11.0	10.5	4.8%	11.0	10.5	4.8%

Newspaper Publishing Revenues	$45.3	$49.9	-9.2%	$45.3	$49.9	-9.2%

EBITDA
Newspaper Publishing	$0.2	($0.1)	n.m.	$0.2	($0.1)	n.m.
Broadcasting	0.7	(3.9)	n.m.	0.7	(3.9)	n.m.
Other	(3.8)	1.3	n.m.	(3.8)	1.3	n.m.

Total Media EBITDA	($2.9)	($2.7)	-7.4%	($2.9)	($2.7)	-7.4%

[1]

Includes the publishing and distribution of books and magazines, the distribution and production of music, the operation of an out-of-home advertising business and the operation of studio, soundstage and equipment leasing and post-production services for the film and television industries.

QUEBECOR INC.

Supplementary Disclosure

March 31, 2017

Shares Held in Subsidiaries

	Number of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	77,812,366	81.1%	81.1%

Shares held by Quebecor Media Inc.

TVA Group Inc.	29,539,364	68.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

March 31, 2017

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the first quarter of 2017, please refer to the Management Discussion and Analysis and Condensed Consolidated Financial Statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted operating income, adjusted income from continuing operating activities, cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the first quarter of 2017 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Dominique Poulin-Gouin
Dominique Poulin-Gouin
Assistant Secretary

Date: May 12, 2017